UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02006141
RECEIVED
FEB 28 2002
354

SEC FILE NUMBER
53338

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 4, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reynolds Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2602 Iron Gate Drive, Suite 202
(No. and Street)

Wilmington (City) North Carolina (State) 28412 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Eskridge (910) 793-9206
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Odom PLLC
(Name — *if individual, state last, first, middle name*)

408 Summit Drive (Address) Sanford (City) North Carolina (State) 27331-0071 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, William W. Eskridge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds Securities LLC, as of December 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William W Eskridge
Signature

President
Title

Stephanie M. Peterson
Notary Public


STEPHANIE M. PETERSON
NOTARY
PUBLIC
PENDER COUNTY, N.C.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

REYNOLDS SECURITIES, LLC

FINANCIAL REPORT AND INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

Period Ended December 31, 2001



DIXON ODOM PLLC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Reynolds Securities, LLC
Wilmington, North Carolina

We have audited the accompanying statement of assets, liabilities, and members' capital of Reynolds Securities, LLC (a limited liability Company) as of December 31, 2001, and the related statements of revenues, expenses, and changes in members' capital and cash flows for the period from June 4, 2001 (date of opening) through December 31, 2001. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and members' capital at December 31, 2001, and its revenues, expenses and changes in members' capital and of cash flows for the period from June 4, 2001 (date of opening) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Dixon Odom PLLC

February 6, 2002

A member of
Moores Rowland International


mri

An association of independent accounting firms throughout the world.

408 Summit Drive
P.O. Box 70
Sanford, NC 27331-0070
919-776-0555, Fax 919-774-4246

REYNOLDS SECURITIES, LLC
STATEMENT OF ASSETS, LIABILITIES, AND MEMBERS' CAPITAL
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 7,523
TOTAL ASSETS	$ 7,523

LIABILITIES AND MEMBERS' CAPITAL

MEMBERS' CAPITAL (NOTE B)	$ 7,523
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 7,523

See accompanying notes.

REYNOLDS SECURITIES, LLC
STATEMENT OF REVENUES, EXPENSES AND CHANGES IN MEMBERS' CAPITAL
Period From June 4, 2001 (Date of Opening) through December 31, 2001

REVENUES	$ -
EXPENSES	
Office overhead allocation (Note C)	32,500
Fees and licenses	2,956
Insurance	465
Miscellaneous other expenses	30
TOTAL EXPENSES	35,951
LOSS FROM OPERATIONS	(35,951)
OTHER REVENUE	-
NET LOSS	(35,951)
MEMBERS' CAPITAL, BEGINNING OF PERIOD	-
CAPITAL CONTRIBUTIONS	43,474
MEMBERS' DISTRIBUTIONS	-
MEMBERS' CAPITAL, END OF PERIOD	$ 7,523

REYNOLDS SECURITIES, LLC
STATEMENT OF CASH FLOWS
Period From June 4, 2001 (Date of Opening) through December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (35,951)
NET CASH USED BY OPERATING ACTIVITIES	(35,951)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	43,474
NET CASH PROVIDED BY FINANCING ACTIVITIES	43,474
NET INCREASE IN CASH	7,523
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 7,523

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Reynolds Securities, LLC (the Company) is a North Carolina company formed on May 9, 2001 for the purpose of conducting business as a broker/dealer in securities. On June 4, 2001, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 18, 2001. The Company serves primarily individual and institutional customers throughout the states of North Carolina and Virginia.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Income Taxes

The Company is an LLC for income tax reporting purposes. Federal tax on the income of an LLC is the responsibility of its members. Therefore, no provision for federal income tax was recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and minimum net capital requirements of approximately $7,500 and $5,000, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company has entered into an agreement with Reynolds & Wright, Inc., a corporation affiliated through common ownership, which provides for Reynolds & Wright to provide capital for the payment of expenses incurred by the Company. This agreement also provides for the repayment of such expenses to Reynolds & Wright by the Company provided that the repayments do not cause the net capital of the Company to fall below the regulatory requirement. During 2001, the Company made payments of $32,500 to Reynolds & Wright, Inc. under this agreement.

SUPPLEMENTARY INFORMATION



DIXON ODOM PLLC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Reynolds Securities, LLC
Wilmington, North Carolina

Our report on our audit of the basic financial statements of Reynolds Securities, LLC for the year ended December 31, 2001 appears on page one. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Odom PLLC

February 6, 2002

A member of
Moores Rowland International


mri

An association of independent accounting firms throughout the world.

408 Summit Drive
P.O. Box 70
Sanford, NC 27331-0070
919-776-0555, Fax 919-774-4246

REYNOLDS SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2001

AGGREGATE INDEBTEDNESS		
None	$	-
Items not included in statement of financial condition and other adjustments		
None		-
TOTAL AGGREGATE INDEBTEDNESS	$	-
MINIMUM REQUIRED NET CAPITAL	$	5,000
NET CAPITAL		
Members' capital	$	7,523
Deductions		
None		-
NET CAPITAL[1]		7,523
MINIMUM REQUIRED NET CAPITAL		5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	2,523
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

[1] A reconciliation of net capital to the Company's December 31, 2001 FOCUS II-A report is not necessary because there have been no adjustments.



DIXON ODOM PLLC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Members
Reynolds Securities, LLC
Wilmington, North Carolina

In planning and performing our audit of the financial statements of Reynolds Securities, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Reynolds Securities, LLC that we considered relevant to the objectives stated in Rule 17a-3(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A member of
Moores Rowland International


mri

An association of independent accounting firms throughout the world.

408 Summit Drive
P.O. Box 70
Sanford, NC 27331-0070
919-776-0555, Fax 919-774-4246

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dixon Odom PLLC

February 6, 2002